UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 001-35176

CUSIP NUMBER 37951D 102

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Global Eagle Entertainment Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

6100 Center Drive, Suite 1020

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90045

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Global Eagle Entertainment Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (the “Q2 2017 Form 10-Q”) within the prescribed time period. This is because the Q2 2017 Form 10-Q must include balance-sheet information that will be derived from the audited financial statements to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”), and also must include unaudited financial statements that the Company cannot finalize until it has finalized its audited financial statements for the year ended December 31, 2016 and its unaudited financial statements for the quarter ended March 31, 2017. The Company has not yet finalized its audited financial statements for the year ended December 31, 2016, and has not yet filed the 2016 Form 10-K, for the reasons previously disclosed on its Form 12b-25 filed on March 16, 2017. The Company has also not yet finalized its unaudited financial statements for the quarter ended March 31, 2017, and has not yet filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (the “Q1 2017 Form 10-Q”), for the reasons previously disclosed on its Form 12b-25 filed on May 11, 2017.

The Company will file the 2016 Form 10-K, Q1 2017 Form 10-Q and Q2 2017 Form 10-Q as promptly as practicable. However, the Company must implement additional internal controls and procedures and take other remedial actions relating to its material weaknesses before it can finalize and file these reports. This process requires substantial time and resources, and the Company has identified material weaknesses in addition to those previously disclosed that have delayed its finalization of these reports.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul Rainey	(310)	437-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed its 2016 Form 10-K and Q1 2017 Form 10-Q.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the Q2 2017 Form 10-Q will reflect significant changes in its results of operations relative to the quarter ended June 30, 2016 due to the Company’s acquisition of Emerging Markets Communications in July 2016 and the inclusion of that business in the Company’s financial performance for the quarter ended June 30, 2017. For the reasons described in Part III above, the Company cannot make a reasonable estimate of its results of operations for the second quarter of 2017, including its net income (loss) for this period.

Certain statements in this Form 12b-25 may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including its ability to file as promptly as practicable the 2016 Form 10-K, Q1 2017 Form 10-Q and Q2 2017 Form 10-Q and expectations regarding the results of operations to be included therein. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company cautions investors that all such statements involve risks and uncertainties, including the risks that the Company may need additional resources and time to complete and file the 2016 Form 10-K, Q1 2017 Form 10-Q and Q2 2017 Form 10-Q, as well as the other risks included in the Company’s filings with the United States Securities and Exchange Commission. Actual timing and results may vary materially from those expressed or implied by the forward-looking statements. The Company assumes no obligation to update forward-looking statements, except as required by law.

Global Eagle Entertainment Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 11, 2017	By:	/s/ Paul Rainey
Paul Rainey
Chief Financial Officer